Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

February 15, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2008
- Notice of Adjustment of Forecast of Full-Year Business Results

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

January 29, 2008

To Our Shareholders

Name of Listed Company: Arisawa Mfg. Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208 Tokyo Stock Exchange, 1st Section)
Contact: Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025-524-7101)

Notice of Adjustment of Forecast of Full-Year Business Results

Based on developments in our recent performance, we have adjusted our forecast of business results for the period ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was published at the time of announcement of the full-year closing as of April 25, 2007.

1. Adjustment of Forecast of Business Results for the Current Period (from April 1, 2007 to March 31, 2008)

(1) Adjustment of Forecast of Consolidated Business Results (Unit: millions of yen)

	Sales	Operating profit	Ordinary profit	Current net profit	Current net profit per share
Previously announced forecast (A)	40,500	2,200	3,200	2,150	61 yen 44 sen
This forecast adjustment (B)	40,500	2,200	2,860	950	27 yen 14 sen
Increase or decrease (B-A)	---	---	Δ340	Δ1,200	---
Increase or decrease ratio (%)	---	---	Δ10.6%	Δ55.8%	---
(Reference) Business results of the previous period (Period ended March 31, 2007)	42,652	2,743	3,580	2,213	62 yen 83 sen

(2) Adjustment of Forecast of Individual Business Results (Unit: millions of yen)

	Sales	Operating profit	Ordinary profit	Current net profit	Current net profit per share
Previously announced forecast (A)	38,000	1,300	1,900	1,300	37 yen 15 sen
This forecast adjustment (B)	38,000	1,470	1,950	450	12 yen 86 sen
Increase or decrease (B-A)	---	170	50	Δ850	---
Increase or decrease ratio (%)	---	13.1%	2.6%	Δ65.4%	---
(Reference) Business results of the previous period (Period ended March 31, 2007)	39,672	1,770	2,644	1,756	49 yen 86 sen

2. Reasons for Adjustment

(1) Consolidated Ordinary Profit

As profit by the equity method is expected to be lower than the initial forecast, forecast of consolidated ordinary profit has been adjusted.

(2) Current Net Profit

Regarding manufacturing and sales of Fresnel lenses for rear-projection TVs, the core product of our business, the market has rapidly been shrinking due to the emergence of plasma TVs and liquid crystal TVs. As a result, we decided on withdrawal from this business and retirement of production facilities and inventories of the business. As extraordinary losses of approximately ¥900 million are expected including the aforementioned retirement, we have adjusted the forecast for both consolidated and individual current net profit.

* The above forecast is based on the information which the Company has currently obtained and certain assumptions that the Company determines to be reasonable and the actual results might significantly vary from the forecast depending on various factors.

Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2008

January 29, 2008

Name of Listed Company: Arisawa Mfg. Co., Ltd. Listed on the 1st Section of Tokyo Stock Exchange
Code No.: 5208 (URL http://www.arisawa.co.jp/)
Representative: President and CEO: Sanji Arisawa
Contact Person: Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

1. Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2008 (From April 1, 2007 to December 31, 2007)

(1) Consolidated Operating Results

(% indication shows the increase or decrease rate from the Third Quarter in the previous period)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2008	31,603	Δ8.2	2,059	Δ24.0	2,664	Δ23.0	1,474	Δ34.0
Third Quarter of the Fiscal Year ending March 31, 2007	34,410	1.6	2,709	Δ10.6	3,462	Δ21.9	2,232	Δ29.1
(Reference) Period ending March 31, 2007	42,652		2,743		3,580		2,213	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2008	42.14	42.09
Third Quarter of the Fiscal Year ending March 31, 2007	63.23	63.14
(Reference) Fiscal Year ending March 31, 2007	62.83	62.75

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Net Worth Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2008	58,046	43,593	75.0	1,243.76
Third Quarter of the Fiscal Year ending March 31, 2007	56,712	43,134	76.0	1,232.06
(Reference) Fiscal Year ending March 31, 2007	53,443	43,117	80.6	1,231.45

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Third Quarter of the Fiscal Year ending March 31, 2008	4,946	Δ2,152	Δ1,008	5,810
Third Quarter of the Fiscal Year ending March 31, 2007	1,962	Δ1,253	Δ1,905	4,112
(Reference) Fiscal Year ending March 31, 2007	2,618	Δ1,971	Δ1,907	4,057

2. Expected Consolidated Results for Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(% indication shows the increase or decrease rate for full-year from the previous period and for interim period from the previous interim period)

	Sales		Operating profit		Ordinary profit		Current net profit		Current net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
Full year	40,500	Δ5.0	2,200	Δ19.8	2,860	Δ20.1	950	Δ57.1	27.14

3. Others

(1) Changes in material subsidiaries during the period (changes in specific subsidiaries accompanying the changes in the scope of consolidation): Yes

New: one (1) company (Company Name: Color Link Japan Co., Ltd. Exclusion: None

(2) Adoption of simplified method of accounting: Yes

(3) Changes in accounting method in the recent consolidated fiscal year: Yes

Note: For more details, refer to "Qualitative Information and Financial Statements, etc." "4. Others" on page 5.

(Reference) Overview of Individual Business Results

1. Business Results in Third Quarter of the Fiscal Year ending March 31, 2008 (From April 1, 2007 to December 31, 2007)

(1) Individual Operating Results

(% indication shows the increase or decrease rate from the same quarter of the previous year)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2008	29,455	Δ8.2	1,432	Δ23.8	1,901	Δ30.8	996	Δ46.4
Third Quarter of the Fiscal Year ending March 31, 2007	32,085	2.1	1,880	Δ21.4	2,747	Δ13.2	1,857	Δ9.8
(Reference) Period ending March 31, 2007	39,672		1,770		2,644		1,756	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2008	28.47	28.43
Third Quarter of the Fiscal Year ending March 31, 2007	52.60	52.53
(Reference) Fiscal Year ending March 31, 2007	49.86	49.80

(2) Individual Financial Condition

	Total Assets	Net Assets	Net Worth Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2008	46,144	33,159	71.7	945.59
Third Quarter of the Fiscal Year ending March 31, 2007	45,524	33,214	73.0	948.56
(Reference) Fiscal Year ending March 31, 2007	42,102	33,094	78.5	945.02

2. Expected Individual Business Results for Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(% indication shows the increase or decrease rate for full-year from the previous period and for interim period from the previous interim period)

	Sales		Operating profit		Ordinary profit		Current net profit		Current net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
Full year	38,000	Δ4.2	1,470	Δ17.0	1,950	Δ26.3	450	Δ74.4	12.86

* Explanation about Appropriate Use of the Forecast of Business Results and other Matters to be Noted

(1) Forecast of consolidated and individual business results announced as of April 25, 2007 was adjusted in this material. For details, please refer to 3. Qualitative Information concerning Forecast of Consolidated Business Results of [Qualitative Information and Financial Statements, etc.] on page 5 and the "Notice of Adjustment of Forecast of Full-year Business Results" announced this day.

(2) Forecast of business results stated in this material is based on the information which the Company has currently obtained and certain assumptions that the Company determines to be reasonable and the actual results might significantly vary from the forecast depending on various factors.

[Qualitative Information and Financial Statements, etc.]

1. Qualitative Information concerning Consolidated Business Results

In our related industry for the third quarter, in addition to tougher competition over digital products, including large size TVs and mobile phones, etc., material prices increased due to soaring crude oil prices, which made the business environment severe.

Under such circumstances, for the business of the Company, sales decreased mainly in the field of display materials. As a result, sales were ¥31,603 million (a decrease of 8.2% as compared to the same period of the previous year), operating profit became ¥2,059 million (a decrease of 24.0% as compared to the same period of the previous year) and ordinary profit was ¥2,664 million (a decrease of 23.0% as compared to the same period of the previous year) and quarterly net profit was ¥1,474 million (a decrease of 34.0% as compared to the same period of the previous year).

Individual Sales Amount by Segment (From April 1, 2007 to December 31, 2007) [Reference]

(Unit: million yen)

	Third Quarter of the Fiscal Year ending March 31, 2007		Third Quarter of the Fiscal Year ending March 31, 2008		Increase or decrease rate from same period of the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	19,581	61.0%	20,275	68.8%	3.5%
Display materials	6,307	19.6%	3,841	13.1%	Δ39.1%
Electric insulation materials	2,553	8.0%	2,326	7.9%	Δ8.9%
Industrial-use structural materials	2,397	7.5%	2,362	8.0%	Δ1.5%
Related goods	1,247	3.9%	651	2.2%	Δ47.8%
Total	32,085	100.0%	29,455	100.0%	Δ8.2%

Progress of Individual Business Results (From October 1, 2007 to December 31, 2007) [Reference]

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2008	10,791	17.6	665	89.5	696	73.7	338	12.1
Third Quarter of the Fiscal Year ending March 31, 2007	9,178	Δ16.2	351	Δ50.3	401	Δ49.2	302	Δ53.5

Individual Sales Amount by Segment (From October 1, 2007 to December 31, 2007) [Reference]

(Unit: million yen)

	Third Quarter of the Fiscal Year ending March 31, 2007		Third Quarter of the Fiscal Year ending March 31, 2008		Increase or decrease rate from same period of the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	5,640	61.4%	7,704	71.4%	36.6%
Display materials	1,611	17.6%	1,210	11.2%	Δ24.9%
Electric insulation materials	899	9.8%	854	7.9%	Δ5.0%
Industrial-use structural materials	730	8.0%	780	7.2%	6.8%
Related goods	298	3.2%	243	2.3%	Δ18.5%
Total	9,178	100.0%	10,791	100.0%	17.6%

2. Qualitative Information concerning Consolidated Financial Conditions

(1) Status of Assets, Liabilities and Net Assets

For Assets, as cash and deposits, notes and accounts receivable and inventories increased ¥1,507 million, 1,636 million and ¥1,233 million respectively, etc., as compared to the end of the previous consolidated fiscal year, total assets increased ¥4,602 million as compared to the end of the previous consolidated fiscal year, to ¥58,046 million.

For Liabilities, as notes and accounts payable increased ¥3,628 million, etc., as compared to the end of the previous consolidated fiscal year, total liabilities increased ¥4,126 million as compared to the end of the previous consolidated fiscal year, to ¥14,452 million.

For Net Assets, as earned surplus increased ¥564 million, etc., total net assets increased ¥476 million as compared to the end of the previous consolidated fiscal year, to ¥43,593 million.

(2) Status of Cash Flow

Cash and cash equivalents at the end of the current third quarter increased ¥1,698 million as compared to the same period of the previous year to ¥5,810 million. The status of each cash flow and the factors are as follows.

(Cash Flow from Operating Activities)

Due to an increase in purchase liabilities, etc., cash inflow increased ¥2,983 million as compared to the same period of the previous year to ¥4,946 million.

(Cash Flow from Investment Activities)

Due to an increase in expenditures by acquisition of the shares of a subsidiary, cash outflow increased ¥899 million as compared to the same period of the previous year.

(Cash Flow from Financing Activities)

Due to a decrease in expenditures by acquisition of treasury stocks, etc., cash outflow decreased ¥896 million as compared to the same period of the previous year.

3. Qualitative Information concerning Forecast of Consolidated Business Results

Profit by the equity method is expected to be lower than the initial forecast.

Regarding manufacturing and sales of Fresnel lenses for rear-projection TVs, the core product of our business, the market has rapidly been shrinking due to the emergence of plasma TVs and liquid crystal TVs. As a result, we decided on withdrawal from this business and retirement of production facilities and inventories of the business. As extraordinary losses of approximately ¥900 million are expected including the aforementioned retirement, we have adjusted in this material the forecast of business results announced as of April 25, 2007.

4. Others

(1) Changes in Material Subsidiaries during the Quarter (changes in specified subsidiaries accompanying changes in scope of consolidation)

Color Link Japan Co., Ltd. became a 100% subsidiary of the Company as a result of purchase of the shares of the said company.

(2) Employment of Simplified Method of Accounting Method

Simplified method has been employed in appropriation standards of corporate income tax, etc.

(3) Changes in Accounting Method from the Current Consolidated Fiscal Year

In connection with the amendment of the Corporate Tax Law, from the current third quarter,

depreciation method was changed to the method under the amended Corporate Tax Law for the tangible fixed assets acquired after April 1, 2007. In this regard, as a result of the said change, the impact on ordinary profit and the quarterly net profit before tax is minimal.

1. Quarterly Consolidated (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	5,347,595		6,850,627		1,503,031		5,342,698	
2. Notes and accounts receivable	11,406,526		11,321,284		Δ85,241		9,684,694	
3. Inventories	7,962,655		7,564,894		Δ397,760		6,331,117	
4. Deferred taxable assets	250,552		394,104		143,552		334,039	
5. Others	1,018,257		950,338		Δ67,918		1,037,046	
Allowance for doubtful accounts	Δ49,965		Δ80,643		Δ30,677		Δ50,899	
Total Current Assets	25,935,621	45.7	27,000,605	46.5	1,064,984	4.1	22,678,696	42.5
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings and structures	7,324,116		7,623,324		299,207		7,194,298	
(2) Machinery, equipment and delivery equipment	6,587,581		6,131,205		Δ456,375		6,537,985	
(3) Land	1,551,385		1,551,385		---		1,551,385	
(4) Others	1,302,769		812,930		Δ489,838		868,483	
Total Tangible Fixed Assets	16,765,852	29.6	16,118,845	27.8	Δ647,006	Δ3.9	16,152,152	30.2
2. Intangible fixed assets	134,898	0.2	218,557	0.4	83,658	62.0	124,258	0.2
3. Investments and other assets								
(1) Investment securities	13,346,559		14,409,840		1,063,280		14,027,999	
(2) Deferred taxable assets	48,026		49,716		1,689		48,990	
(3) Others	717,663		524,644		Δ193,019		669,201	
Allowance for doubtful accounts	Δ236,058		Δ275,817		Δ39,758		Δ257,897	
Total Investments and Other Assets	13,876,191	24.5	14,708,384	25.3	832,192	6.0	14,488,294	27.1
Total Fixed Assets	30,776,943	54.3	31,045,787	53.5	268,844	0.9	30,764,705	57.5
Total Assets	56,712,564	100.0	58,046,392	100.0	1,333,828	2.4	53,443,401	100.0

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes and accounts payable	10,190,418		10,789,132		598,713		7,160,219	
2. Short-term borrowings	190,000		390,000		200,000		190,000	
3. Accrued income tax, etc.	468,710		209,416		Δ259,293		379,249	
4. Allowance for bonuses	225,104		413,808		188,703		458,207	
5. Reserve for officers' bonuses	9,599		8,057		Δ1,542		11,551	
6. Reserve for investment losses	---		40,000		40,000		---	
7. Others	2,124,996		2,126,463		1,466		1,586,428	
Total Current Liabilities	13,208,829	23.3	13,976,877	24.1	768,048	5.8	9,785,656	18.3
II. Fixed Liabilities								
1. Deferred taxable liabilities	254,980		383,681		128,701		425,817	
2. Reserve for retirement allowance	37,072		38,279		1,206		37,309	
3. Others	77,331		53,867		Δ23,464		77,331	
Total Fixed Liabilities	369,384	0.7	475,828	0.8	106,443	28.8	540,458	1.0
Total Liabilities	13,578,214	24.0	14,452,705	24.9	874,491	6.4	10,326,114	19.3
(Net Assets)								
I. Shareholders' Equity								
1. Capital	7,117,251	12.6	7,117,253	12.2	2	0.0	7,117,251	13.3
2. Capital surplus	6,229,282	11.0	6,229,282	10.7	---	---	6,229,282	11.7
3. Earned surplus	31,935,978	56.3	32,481,469	56.0	545,490	1.7	31,916,775	59.7
4. Treasury stock	Δ3,209,138	Δ5.7	Δ3,211,470	Δ5.5	Δ2,331	0.1	Δ3,210,282	Δ6.0
Total shareholders' equity	42,073,372	74.2	42,616,535	73.4	543,162	1.3	42,053,026	78.7
II. Valuation and Translation Difference, etc.								
1. Other revaluation balance of securities	945,747	1.7	857,081	1.5	Δ88,666	Δ9.4	921,409	1.7
2. Exchange rate adjusting accounts	92,967	0.1	48,475	0.1	Δ44,492	Δ47.9	114,913	0.2
Total valuation and translation difference, etc.	1,038,715	1.8	905,556	1.6	Δ133,158	Δ12.8	1,036,322	1.9
3. New Share Subscription Rights	22,261	0.0	71,595	0.1	49,333	221.6	27,937	0.1
Total Net Assets	43,134,350	76.0	43,593,687	75.1	459,336	1.1	43,117,286	80.7
Total Liabilities and Net Assets	56,712,564	100.0	58,046,392	100.0	1,333,828	2.4	53,443,401	100.0

2. Quarterly Consolidated (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) Previous Year (Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	34,410,538	100.0	31,603,098	100.0	Δ2,807,440	Δ8.2	42,652,842	100.0
II. Sales Cost	29,149,518	84.7	27,128,428	85.8	Δ2,021,089	Δ6.9	36,655,113	85.9
Gross profit on sales	5,261,020	15.3	4,474,669	14.2	Δ786,351	Δ14.9	5,997,728	14.1
III. Selling and General Administration Expenses								
1. Freight and packaging cost	566,552		533,795		Δ32,757		676,979	
2. Wage allowances	598,200		566,757		Δ31,442		739,903	
3. Transfer to reserve for bonus	44,792		83,436		38,644		94,495	
4. Transfer to reserve for officers' bonuses	9,599		8,057		Δ1,542		11,551	
5. Transfer to reserve for retirement allowance	31,445		28,480		Δ2,964		42,620	
6. Transfer to allowance for doubtful accounts	5,135		14,182		9,046		5,701	
7. Others	1,295,303		1,180,229		Δ115,073		1,682,865	
Total Selling and General Administration Expenses	2,551,028	7.4	2,414,939	7.6	Δ136,088	Δ5.3	3,254,116	7.6
Operating profit	2,709,992	7.9	2,059,730	6.6	Δ650,262	Δ24.0	2,743,612	6.5
IV. Non-operating Revenue								
1. Interest received	20,094		26,416		6,322		26,155	
2. Dividend received	28,121		36,877		8,755		33,578	
3. Investment profit by equity method	615,050		568,359		Δ46,690		704,296	
4. Others	220,486		171,368		Δ49,117		333,235	
Total Non-operating Revenue	883,753	2.6	803,022	2.5	Δ80,730	Δ9.1	1,097,265	2.6
V. Non-operating Expenses								
1. Interest paid	1,135		2,547		1,412		1,614	
2. Loss on retirement of inventories	---		24,338		24,338		28,116	
3. Exchange loss	---		55,150		55,150		---	
4. Loss on sale of accounts receivable	20,783		24,851		4,067		26,763	
5. Rent payment	30,072		28,001		Δ2,070		40,472	
6. Transfer to allowance for doubtful accounts	59,397		34,592		Δ24,804		85,204	
7. Others	20,173		28,681		8,507		77,775	
Total Non-operating Expenses	131,562	0.4	198,163	0.6	66,601	50.6	259,947	0.6
Ordinary Profit	3,462,183	10.1	2,664,589	8.5	Δ797,593	Δ23.0	3,580,931	8.5

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) Previous Year (Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
VI. Extraordinary Profits								
1. Profit on sale of investment securities	10,277		---		Δ10,277		513,965	
2. Profit on sale of fixed assets	17,537		2,000		Δ15,537		17,537	
3. Profit from reversal of allowance for doubtful accounts	---		1,111		1,111		---	
4. Profit from reversal of reserve for officers' bonuses	---		650		650		---	
5. Others	1,659		495		Δ1,164		47,133	
Total Extraordinary Profits	29,474	0.1	4,256	0.0	Δ25,218	Δ85.6	578,635	1.3
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	1,424		51,704		50,280		1,424	
2. Loss on retirement of fixed assets	17,502		---		Δ17,502		111,345	
3. Loss on retirement of inventories	---		100,489		100,489		572,980	
4. Valuation loss on investment securities	---		188,824		188,824		---	
5. Others	55,888		120,414		64,526		70,357	
Total Extraordinary Losses	74,814	0.2	461,432	1.5	386,617	516.8	756,108	1.8
Quarterly (current) net profit before taxes, etc.	3,416,842	10.0	2,207,412	7.0	Δ1,209,429	Δ35.4	3,403,458	8.0
Corporate income tax, etc.	1,184,095	3.5	732,957	2.3	Δ451,138	Δ38.1	1,189,914	2.8
Quarterly (current) net profit	2,232,747	6.5	1,474,455	4.7	Δ758,291	Δ34.0	2,213,543	5.2

3. Statement of Quarterly Consolidated (Condensed) Shareholders' Equity Fluctuation

Third Quarter of Previous Consolidated Accounting Period (From April 1, 2006 to December 31, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated accounting period in the third quarter					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus Note			Δ1,170,580		Δ1,170,580
Officer's bonuses Note			Δ8,393		Δ8,393
Net profit in the third quarter			2,232,747		2,232,747
Acquisition of treasury stock				Δ765,002	Δ765,002
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the third quarter (net amount)					
Total fluctuating amount during the consolidated accounting period in the third quarter (in thousands of yen)	15,764	15,764	1,053,773	Δ765,002	320,300
Balance as of December 31, 2006 (in thousands of yen)	7,117,251	6,229,282	31,935,978	Δ3,209,138	42,073,372

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated accounting period in the third quarter					
Issue of new shares					31,529
Dividend of surplus Note					Δ1,170,580
Officer's bonuses Note					Δ8,393
Net profit in the third quarter					2,232,747
Acquisition of treasury stock					Δ765,002
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the third quarter (net amount)	Δ130,338	Δ5,368	Δ135,706	22,261	Δ113,444
Total fluctuating amount during the consolidated accounting period in the third quarter (in thousands of yen)	Δ130,338	Δ5,368	Δ135,706	22,261	206,856
Balance as of December 31, 2006 (in thousands of yen)	945,747	92,967	1,038,715	22,261	43,134,350

Note: This is the item of profit appropriation at the general meeting of shareholders held in March 2006.

Third Quarter of Current Consolidated Accounting Period (From April 1, 2007 to December 31, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026
Fluctuating amount during the consolidated accounting period in the third quarter					
Issue of new shares	2				2
Dividend of surplus			Δ909,761		Δ909,761
Net profit in the third quarter			1,474,455		1,474,455
Acquisition of treasury stock				Δ1,187	Δ1,187
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the third quarter (net amount)					
Total fluctuating amount during the consolidated accounting period in the third quarter (in thousands of yen)	2	---	564,693	Δ1,187	563,508
Balance as of December 31, 2007 (in thousands of yen)	7,117,253	6,229,282	32,481,469	Δ3,211,470	42,616,535

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286
Fluctuating amount during the consolidated accounting period in the third quarter					
Issue of new shares					2
Dividend of surplus					Δ909,761
Net profit in the third quarter					1,474,455
Acquisition of treasury stock					Δ1,187
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the third quarter (net amount)	Δ64,328	Δ66,437	Δ130,765	43,657	Δ87,108
Total fluctuating amount during the consolidated accounting period in the third quarter (in thousands of yen)	Δ64,328	Δ66,437	Δ130,765	43,657	476,400
Balance as of December 31, 2007 (in thousands of yen)	857,081	48,475	905,556	71,595	43,593,687

Statement of consolidated shareholders' equity fluctuation for previous consolidated fiscal year

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus Note			Δ1,170,580		Δ1,170,580
Officers' bonuses Note			Δ8,393		Δ8,393
Current net profit			2,213,543		2,213,543
Acquisition of treasury stock				Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated accounting period (in thousands of yen)	15,764	15,764	1,034,570	Δ766,145	299,954
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated accounting period					
Issue of new shares					31,529
Dividend of surplus Note					Δ1,170,580
Officers' bonuses Note					Δ8,393
Current net profit					2,213,543
Acquisition of treasury stock					Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ154,676	16,576	Δ138,099	27,937	Δ110,161
Total fluctuating amount during the consolidated accounting period (in thousands of yen)	Δ154,676	16,576	Δ138,099	27,937	189,792
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286

Note: This is the item of profit appropriation at the general meeting of shareholders held in the period ending March 31, 2006.

4. Quarterly Consolidated (Condensed) Cash Flow Statement

(Shown by rounding down less than one thousand yen)

	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2007)	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2008)	(Reference) Previous Year (Fiscal Year ending March 31, 2007)
Item	Amount	Amount	Amount
I. Cash flow from operating activities			
Quarterly (current) net profit before taxes, etc.	3,416,842	2,207,412	3,403,458
Depreciation costs	1,852,901	1,838,666	2,533,384
Depreciation amount of good will	---	4,883	---
Stock compensation expenses	22,261	43,898	27,937
Investment profit by equity method	Δ615,050	Δ568,359	Δ704,296
Profit on sale of investment securities	Δ10,277	---	Δ513,965
Profit on sale of fixed assets	Δ17,537	Δ2,000	Δ17,537
Loss on sale of fixed assets	1,424	51,704	1,424
Stock issuance expenses	557	---	703
Loss on retirement of tangible fixed assets	17,502	2,831	111,345
Valuation loss on investment securities, etc.	5,434	164,744	50,715
Valuation loss on stocks of the subsidiaries	---	27,751	---
Exchange loss (profit)	Δ4,606	57,603	18,267
Decrease in allowance for bonuses	Δ562,692	Δ64,978	Δ329,590
Increase (decrease) in reserve for officers' bonuses	9,599	Δ3,494	11,551
Increase in reserves for retirement allowance	Δ525	969	Δ289
Increased amount of reserve for investment losses	---	40,000	---
Increase in allowance for doubtful accounts	67,997	47,664	90,769
Interest and dividends received	Δ48,216	Δ63,294	Δ59,733
Interest paid	1,135	2,547	1,614
(Increase) decrease in sales receivables	Δ1,269,322	Δ1,171,391	452,606
(Increase) decrease in inventories	Δ262,391	Δ904,810	1,369,146
Increase (decrease) in purchase liabilities	274,457	3,567,517	Δ2,755,741
Increase (decrease) in accrued consumption tax, etc.	138,827	Δ132,052	126,677
(Increase) decrease in other assets	Δ300,226	197,724	Δ193,310
Increase (decrease) in other liabilities	123,724	155,560	Δ129,793
Bonuses to officers paid	Δ8,393	---	Δ8,393
Other	Δ659	Δ299	Δ1,659
Subtotal	2,832,766	5,500,799	3,485,292
Interest and dividends received	618,432	362,220	625,201
Interest paid	Δ1,122	Δ1,252	Δ1,600
Corporate income tax, etc., paid	Δ1,487,358	Δ915,539	Δ1,490,417
Cash flow from operating activities	1,962,717	4,946,227	2,618,475

Item	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2007)	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2008)	(Reference) Previous Year (Fiscal Year ending March 31, 2007)
	Amount	Amount	Amount
II. Cash flow from investment activities			
Expenditure for placement in term deposits	Δ1,185,000	Δ230,000	Δ1,235,000
Revenue from refund of term deposits	1,210,039	475,000	1,210,039
Expenditure for acquisition of tangible fixed assets	Δ1,150,633	Δ1,442,866	Δ1,551,582
Revenue from sale of tangible fixed assets	34,120	35,315	34,120
Expenditure for acquisition of intangible fixed assets	Δ55,525	Δ34,555	Δ69,815
Revenue from acquisition of intangible fixed assets	2,147	---	2,147
Expenditure for acquisition of investment securities	Δ398,113	Δ708,000	Δ1,199,134
Revenue from sale of investment securities	209,593	5,311	829,669
Acquisition of shares of a subsidiary accompanying the change in scope of consolidation	---	Δ336,076	---
Expenditure for lending	Δ10,610	Δ27,599	Δ83,134
Revenue from collection of loans	90,490	110,925	90,610
Others	163	---	163
Cash flow from investment activities	Δ1,253,328	Δ2,152,546	Δ1,971,915
III. Cash flow from financing activities			
Decreased amount of short-term borrowings	---	Δ100,000	---
Expenditure for repayment of long-term borrowings	Δ4,000	---	Δ4,000
Proceeds from stocks issued	30,971	---	30,826
Expenditure for acquisition of treasury stock	Δ765,002	Δ1,187	Δ766,145
Dividends paid	Δ1,167,414	Δ907,437	Δ1,168,472
Others	---	Δ205	---
Cash flow from financing activities	Δ1,905,444	Δ1,008,831	Δ1,907,791
IV. Conversion difference in cash and cash equivalents	4	Δ31,921	10,284
V. Increase (decrease) in cash and cash equivalents	Δ1,196,050	1,752,928	Δ1,250,947
VI. Balance of cash and cash equivalents at the beginning of year	5,308,645	4,057,698	5,308,645
VII. Balance of cash and cash equivalent as of the end of the quarter (end of period)	4,112,595	5,810,627	4,057,698

1. Quarterly (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	3,907,965		4,967,303		1,059,337		3,776,726	
2. Notes receivable	2,205,684		1,199,281		Δ1,006,403		1,730,943	
3. Accounts receivable	8,024,149		8,956,091		931,942		6,876,113	
4. Inventories	6,870,324		6,325,898		Δ544,426		5,237,430	
5. Deferred taxable assets	182,192		243,700		61,508		243,700	
6. Others	1,264,298		1,208,071		Δ56,227		1,300,857	
Allowance for doubtful accounts	Δ48,016		Δ76,536		Δ28,519		Δ49,125	
Total Current Assets	22,406,599	49.2	22,823,810	49.5	417,211	1.9	19,116,647	45.4
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	6,581,437		6,822,325		240,888		6,468,595	
(2) Machinery and Equipment	6,389,904		5,795,634		Δ594,270		6,340,324	
(3) Land	1,391,077		1,391,077		---		1,391,077	
(4) Construction in progress	1,012,141		530,930		Δ481,211		583,003	
(5) Others	744,793		750,435		5,641		717,482	
Total tangible fixed assets	16,119,354	35.4	15,290,402	33.1	Δ828,952	Δ5.1	15,500,483	36.8
2. Intangible fixed assets	131,443	0.3	119,893	0.3	Δ11,550	Δ8.8	120,960	0.3
3. Investments and other assets								
(1) Investment securities	2,708,359		5,807,267		3,098,907		2,982,268	
(2) Stocks of affiliated companies	3,583,126		1,823,709		Δ1,759,416		3,881,368	
(3) Others	811,265		553,488		Δ257,777		758,147	
Allowance for doubtful accounts	Δ235,907		Δ274,032		Δ38,125		Δ256,908	
Total investments and other assets	6,866,844	15.1	7,910,433	17.1	1,043,588	15.2	7,364,875	17.5
Total Fixed Assets	23,117,642	50.8	23,320,728	50.5	203,086	0.9	22,986,318	54.6
Total Assets	45,524,241	100.0	46,144,539	100.0	620,298	1.4	42,102,966	100.0

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes payable	5,605,433		6,481,495		876,061		3,918,574	
2. Accounts payable	3,737,316		3,552,528		Δ184,788		2,547,407	
3. Short-term borrowings	190,000		190,000		---		190,000	
4. Accrued income tax, etc.	288,718		141,993		Δ146,725		142,973	
5. Equipment notes payable	717,468		655,392		Δ62,076		753,760	
6. Allowance for bonuses	158,092		320,651		162,558		317,262	
7. Others	1,282,266		1,299,613		17,347		730,095	
Total Current Liabilities	11,979,297	26.3	12,641,673	27.4	662,376	5.5	8,600,074	20.4
II. Fixed Liabilities								
1. Deferred taxable liabilities	254,980		289,025		34,044		332,224	
2. Others	75,831		53,867		Δ21,964		75,831	
Total Fixed Liabilities	330,811	0.7	342,892	0.7	12,080	3.7	408,055	1.0
Total Liabilities	12,310,108	27.0	12,984,566	28.1	674,457	5.5	9,008,130	21.4

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Net Assets)		%		%		%		%
I. Shareholders' Equity								
1. Capital	7,117,251	15.6	7,117,253	15.4	2	0.0	7,117,251	16.9
2. Capital surplus								
(1) Capital reserve	6,229,282		6,229,282		---		6,229,282	
Total capital surplus	6,229,282	13.7	6,229,282	13.5	---	---	6,229,282	14.8
3. Earned surplus								
(1) Earned surplus reserve	748,262		748,262		---		748,262	
(2) Other earned surplus								
Reserve for dividends	171,600		171,600		---		171,600	
Reserve for advanced depreciation of fixed assets	59,989		51,440		Δ8,548		51,440	
Reserve for special depreciation	2,489		564		Δ1,925		564	
Contingent reserve	18,130,000		19,130,000		1,000,000		18,130,000	
Earned surplus carried forward	3,001,106		1,997,184		Δ1,003,925		2,910,894	
Total Earned Surplus	22,113,448	48.6	22,099,052	47.9	Δ14,396	Δ0.1	22,012,762	52.2
4. Treasury stock	Δ3,209,138	Δ7.1	Δ3,211,470	Δ6.9	Δ2,331	0.1	Δ3,210,282	Δ7.6
Total shareholders' equity	32,250,842	70.8	32,234,117	69.9	Δ16,724	Δ0.1	32,149,013	76.3
II. Valuation and Translation Difference, etc.								
1. Other securities valuation differences	941,028	2.1	854,260	1.8	Δ86,767	Δ9.2	917,884	2.2
Total valuation and translation difference, etc.	941,028	2.1	854,260	1.8	Δ86,767	Δ9.2	917,884	2.2
III. New Share Subscription Rights	22,261	0.1	71,595	0.2	49,333	221.6	27,937	0.1
Total Net Assets	33,214,132	73.0	33,159,973	71.9	Δ54,159	Δ0.2	33,094,836	78.6
Total Liabilities and Net Assets	45,524,241	100.0	46,144,539	100.0	620,298	1.4	42,102,966	100.0

2. Quarterly (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) Previous Year (Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	32,085,843	100.0	29,455,308	100.0	Δ2,630,535	Δ8.2	39,672,925	100.0
II. Sales Cost	27,724,026	86.4	25,678,292	87.2	Δ2,045,734	Δ7.4	34,774,811	87.7
Gross profit on sales	4,361,816	13.6	3,777,015	12.8	Δ584,800	Δ13.4	4,898,113	12.3
III. Selling and General Administration Expenses	2,481,650	7.7	2,344,150	7.9	Δ137,499	Δ5.5	3,127,136	7.9
Operating profit	1,880,166	5.9	1,432,864	4.9	Δ447,301	Δ23.8	1,770,976	4.4
IV. Non-operating Revenue	1,117,716	3.5	820,662	2.8	Δ297,053	Δ26.6	1,281,288	3.2
V. Non-operating Expense	250,405	0.8	351,946	1.2	101,540	40.6	407,983	1.0
Ordinary profit	2,747,477	8.6	1,901,581	6.5	Δ845,895	Δ30.8	2,644,281	6.6
VI. Extraordinary Profit	27,978	0.0	3,606	0.0	Δ24,372	Δ87.1	577,201	1.5
VII. Extraordinary Losses	74,593	0.2	400,580	1.4	325,986	437.0	744,250	1.9
Quarterly (current) net profit before taxes, etc.	2,700,862	8.4	1,504,607	5.1	Δ1,196,254	Δ44.3	2,477,232	6.2
Corporate income tax, etc.	843,394	2.6	508,555	1.7	Δ334,838	Δ39.7	720,450	1.8
Quarterly (current) net profit	1,857,467	5.8	996,051	3.4	Δ861,416	Δ46.4	1,756,781	4.4

3. Statement of Quarterly (Condensed) Shareholders' Equity Fluctuation

Previous Third Quarter (From April 1, 2006 to December 31, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the accounting period in the third quarter								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus Note 2					Δ1,170,580	Δ1,170,580		Δ1,170,580
Quarterly net profit					1,857,467	1,857,467		1,857,467
Acquisition of treasury stock							Δ765,002	Δ765,002
Fluctuating amount of items other than shareholders' equity during the accounting period in the third quarter (net amount)								
Total fluctuating amount during the accounting period in the third quarter (in thousands of yen)	15,764	15,764	15,764	---	686,887	686,887	Δ765,002	Δ46,585
Balance as of December 31, 2006 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,365,185	22,113,448	Δ3,209,138	32,250,842

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the accounting period in the third quarter				
Issue of new shares				31,529
Dividend of surplus Note 2				Δ1,170,580
Quarterly net profit				1,857,467
Acquisition of treasury stock				Δ765,002
Fluctuating amount of items other than shareholders' equity during the accounting period in the third quarter (net amount)	Δ132,441	Δ132,441	22,261	Δ110,179
Total fluctuating amount during the accounting period in the third quarter (in thousands of yen)	Δ132,441	Δ132,441	22,261	Δ156,764
Balance as of December 31, 2006 (in thousands of yen)	941,028	941,028	22,261	33,214,132

Note: 1. Details of other earned surplus are as follows.

(Shown by rounding down less than one thousand yen)

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the accounting period in the third quarter							
Accumulation of reserve for advanced depreciation of fixed assets Note 2		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets Note 2		Δ7,479				7,479	---
Reversal of reserve for special account of advanced depreciation of fixed assets Note 2			Δ41,166			41,166	---
Reversal of reserve for special depreciation Note 2				Δ1,925		1,925	---
Accumulation of contingent reserve Note 2					2,000,000	Δ2,000,000	---
Dividend of surplus Note 2						Δ1,170,580	Δ1,170,580
Quarterly net profit						1,857,467	1,857,467
Total fluctuating amount during the accounting period in the third quarter (in thousands of yen)	---	55,380	Δ41,166	Δ1,925	2,000,000	Δ1,325,400	686,887
Balance as of December 31, 2006 (in thousands of yen)	171,600	59,989	---	2,489	18,130,000	3,001,106	21,365,185

Note: 2. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

Accounting Period in the Current Third Quarter (From April 1, 2007 to December 31, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013
Fluctuating amount during the accounting period in the third quarter								
Issue of new shares	2							2
Dividend of surplus					Δ909,761	Δ909,761		Δ909,761
Quarterly net profit					996,051	996,051		996,051
Acquisition of treasury stock							Δ1,187	Δ1,187
Fluctuating amount of items other than shareholders' equity during the accounting period in the third quarter (net amount)								
Total fluctuating amount during the accounting period in the third quarter (in thousands of yen)	2	---	---	---	86,289	86,289	Δ1,187	85,104
Balance as of December 31, 2007 (in thousands of yen)	7,117,253	6,229,282	6,229,282	748,262	21,350,789	22,099,052	Δ3,211,470	32,234,117

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836
Fluctuating amount during the accounting period in the third quarter				
Issue of new shares				2
Dividend of surplus				Δ909,761
Quarterly net profit				996,051
Acquisition of treasury stock				Δ1,187
Fluctuating amount of items other than shareholders' equity during the accounting period in the third quarter (net amount)	Δ63,624	Δ63,624	43,657	Δ19,966
Total fluctuating amount during the accounting period in the third quarter (in thousands of yen)	Δ63,624	Δ63,624	43,657	65,137
Balance as of December 31, 2007 (in thousands of yen)	854,260	854,260	71,595	33,159,973

Note: 1. Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	564	18,130,000	2,910,894	21,264,500
Fluctuating amount during the accounting period in the third quarter						
Accumulation of contingent reserve				1,000,000	Δ1,000,000	—
Dividend of surplus					Δ909,761	Δ909,761
Quarterly net profit					996,051	996,051
Total fluctuating amount during the accounting period in the third quarter (in thousands of yen)	—	—	---	1,000,000	Δ913,710	86,289
Balance as of December 31, 2007 (in thousands of yen)	171,600	51,440	564	19,130,000	1,997,184	21,350,789

Previous Business Year (From April 1, 2006 to March 31, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the current business year								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus Note 2					Δ1,170,580	Δ1,170,580		Δ1,170,580
Current net profit					1,756,781	1,756,781		1,756,781
Acquisition of treasury stock							Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the current business year (net amount)								
Total fluctuating amount during the current business year (in thousands of yen)	15,764	15,764	15,764	---	586,201	586,201	Δ766,145	Δ148,414
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the current business year				
Issue of new shares				31,529
Dividend of surplus Note 2				Δ1,170,580
Current net profit				1,756,781
Acquisition of treasury stock			.	Δ766,145
Fluctuating amount of items other than shareholders' equity during the current business year (net amount)	Δ155,584	Δ155,584	27,937	Δ127,647
Total fluctuating amount during the current business year (in thousands of yen)	Δ155,584	Δ155,584	27,937	Δ276,061
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836

Note: 1. Details of other earned surplus are as follows.

(Shown by rounding down less than one thousand yen)

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the current business year							
Accumulation of reserve for advanced depreciation of fixed assets Note 2		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets Note 2		Δ7,479				7,479	---
Reversal of reserve for advanced depreciation of fixed assets		Δ8,548				8,548	---
Reversal of reserve for special account of advanced depreciation of fixed assets Note 2			Δ41,166			41,166	---
Reversal of reserve for special depreciation Note 2				Δ1,925		1,925	---
Reversal of reserve for special depreciation				Δ1,925		1,925	---
Accumulation of contingent reserve Note 2					2,000,000	Δ2,000,000	---
Dividend of surplus Note 2						Δ1,170,580	Δ1,170,580
Current net profit						1,756,781	1,756,781
Total fluctuating amount during the current business year (in thousands of yen)	---	46,831	Δ41,166	Δ3,850	2,000,000	Δ1,415,613	586,201
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	---	564	18,130,000	2,910,894	21,264,500

Note: 2. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

END